Exhibit (d)(3)(I)

Extended No Lapse Guarantee Rider

The Premium Payments section is amended by adding the following:

Extended No Lapse Guarantee

This policy includes the Extended No Lapse Guarantee provision as shown on the Policy Data page and described below. You chose either the Age 100 Guarantee Period or the 20 Year Guarantee Period. Only one of these guarantee periods can be in effect. You cannot change the guarantee period once this rider becomes effective.

Age 100 Guarantee Period Provision

If you have chosen the Age 100 Guarantee Period, the Extended No Lapse Guarantee Monthly Premium is shown on the Policy Data page is due as of the Policy Date and each Monthly Anniversary Day thereafter. This policy will not enter a grace period before the insured reaches attained age 100 if the Extended No Lapse Guarantee Monthly Premium requirement is met and this rider has not been terminated. The Extended Guarantee No Lapse Monthly Premium requirement is met on any monthly anniversary date if the Net Total Premium is at least equal to the sum of the Extended No Lapse Guarantee Monthly Premiums due since the Policy Date. All or a portion of the Extended No Lapse Guarantee Monthly Premiums can be paid in advance at any time.

This rider will terminate upon the earliest of the following to occur:

•	the Extended No Lapse Guarantee Monthly Premium requirement described above has not been met;
•	the date the death benefit option is first changed;
•	the date the Specified Amount is first increased in accordance with the Increase in Specified Amount section;
•	the policy anniversary on which the insured reaches attained age 100;

Once this rider has terminated, it cannot be reinstated.

If on any Monthly Anniversary Day it is determined that the Extended No Lapse Guarantee Monthly Premium requirement has not been met, we will mail you a written notice of the amount of premium necessary to maintain the Age 100 Guarantee Period provision. This notice will be sent to the last known address. You have a 61 day period from the date we mail the notice to pay the necessary premium.

The Extended No Lapse Guarantee Monthly Premium may be reduced as a result of policy changes such as a decrease in the Specified Amount, removing riders or reduction of increased cost rating classes.

20 Year Guarantee Period Provision

If you have chosen the 20 Year Guarantee Period, this policy will not enter a grace period during the first 20 policy years if the Extended No Lapse Guarantee Monthly Premium requirement is met. The Extended No Lapse Guarantee Monthly Premium requirement is met on any date if the Net Total Premium is at least equal to the sum of the Extended No Lapse Guarantee Monthly Premiums for all policy months through the current policy month.

With the election of the 20 Year Guarantee Period Provision, this rider will terminate upon the earliest of the following to occur:

•	the date the death benefit option is first changed;
•	the policy anniversary on which the insured reaches attained age 100;
•	at the beginning of the 21st Policy Year;

•	the Extended No Lapse Guarantee Monthly Premium requirement has not been met and this policy terminates during the first 20 policy years in accordance with the Grace Period provision.

Once this rider has terminated, it cannot be reinstated.

At the end of the first 20 policy years, payment of a significantly larger premium may be required to keep this policy in effect. An increase in the Specified Amount will increase the Extended No Lapse Guarantee Monthly Premium for this 20 Year Guarantee Period provision. The Extended No Lapse Monthly Guarantee Premium may be reduced as a result of policy changes such as a decrease in the Specified Amount, removing riders or reduction of increased cost rating classes.

Effective Date

This rider is effective on the Policy date. If there is a different effective date, it will be shown on the Policy data pages.

Cost

There is no charge for this rider.

General Provisions

This rider has no Account Value.

This rider is subject to the provisions of the Policy.